Exhibit 99.1

ASX, Nasdaq and Media Release

December 19, 2024

Opthea to Present at 43rd Annual J.P. Morgan Healthcare Conference

Business update to include masked Phase 3 patient demographics and baseline characteristics

Presentation on Wednesday, January 15, 2025, 5:15 PM PT in San Francisco, California

Melbourne, Australia, and Princeton, NJ, US, December 19, 2024 -- Opthea Limited (ASX/NASDAQ:OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that Frederic Guerard, PharmD, Chief Executive Officer, will present at the 43rd Annual J.P. Morgan Healthcare Conference in San Francisco, California on Wednesday, January 15, 2025 at 5:15 PM PT.

Dr. Guerard will provide an update on the business, including masked patient demographics and baseline characteristics from the sozinibercept Phase 3 wet AMD pivotal trials. Opthea’s executive team will attend the conference and be available for one-on-one meetings January 13-16, 2025.

The live webcast and presentation will be accessible on the “Events & Presentations” section of the Company’s website at http://ir.opthea.com/, where the replay will be available for 30 days.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A therapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Authorized for release to ASX by Frederic Guerard, PharmD, CEO

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PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners Email:silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited